THE JONES GROUP INC.

November 15, 2013

VIA EDGAR TRANSMISSION AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:           Rufus Decker
Dee Dee Hurst
         Tia L. Jenkins

Re:              The Jones Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 22, 2013
File No.  001-10746

Ladies and Gentlemen:

On behalf of The Jones Group Inc., a Pennsylvania corporation ("we," "Jones" or the "Company"), based on our conversations with the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on November 14 and November 15, 2013, we hereby submit a revision to our November 8, 2013 response to the eighth comment contained in the comment letter dated October 29, 2013 from the Staff concerning the Company's above-referenced periodic filing.

To assist in your review, the Company's revised response follows the corresponding numbered comment in your letter.  The text of your comment appears in bold, and our revised response to that comment immediately follows.  In addition, we have included as Appendix A to this letter the revisions to the disclosure that we propose to incorporate in future filings in response to the eighth comment in your letter, marked to reflect changes from the corresponding disclosure in our Form 10-K filed on February 22, 2013.

1411 BROADWAY, NEW YORK, NEW YORK  10018

Securities and Exchange Commission
November 15, 2013

Supplemental Pro Forma Condensed Financial Information, page 98

8.	Please tell us your basis under Rule 3-10 of Regulation S-X for combining the parent company and the subsidiary issuers in the same column, rather than presenting them in separate columns. Please show us for 2012 what your consolidating financial information would look like if you had presented these columns separately. Please also confirm that no subsidiaries are guarantors only and not co-issuers. Refer to Rule 3-10 of Regulation S-X, including the instructions for preparation of condensed consolidating financial information in paragraph (i).

In our future periodic reports, we will revise the disclosure under Supplemental Pro Forma Condensed Financial Information to specifically state that we have no subsidiaries that are guarantors only and not co-issuers or co-obligors.  We will also disaggregate the parent company from the "Issuers" column and present it in a separate column.  Our proposed revision of this disclosure is included in Appendix A.

The Company hereby acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find our responses to the comments of the Commission's staff satisfactory.  If further information regarding any aspect of this response letter is required, please contact the undersigned at (212) 703-9152 or Ira M. Dansky, Executive Vice President and General Counsel, at (212) 536-9526.

Very truly yours, /s/ John T. McClain John T. McClain Chief Financial Officer

Appendix A

Page numbers refer to page numbers in Form 10-K, filed February 22, 2013.
Proposed revisions are underscored.

Supplemental Condensed Financial Information, page 98

The Jones Group Inc. (the "parent company" or "Jones") and certain of its 100%-owned subsidiaries, including Jones Apparel Group, USA, Inc. ("Jones USA"), Jones Apparel Group Holdings, Inc. ("Jones Holdings") and JAG Footwear, Accessories and Retail Corporation ("JAG Footwear"), function as co-issuers and co-obligors (on a full and unconditional, joint and several basis) of our 5.125% Senior Notes due 2014, our 6.875% Senior Notes due 2019 and our 6.125% Senior Notes due 2034 (collectively, the "Notes").

The following condensed consolidating balance sheets, statements of operations, statements of comprehensive income and statements of cash flows for the parent company (Jones), the "Co-Issuers" (consisting of Jones USA, Jones Holdings and JAG Footwear, which are all our subsidiaries that act as co-issuers and co-obligors of the Notes) and the "Others" (consisting of all of our other subsidiaries, none of which guarantee any of the Notes), have been prepared using the equity method of accounting in accordance with the requirements for presentation of such information.  There are no contractual restrictions on distributions from Jones USA, Jones Holdings or JAG Footwear to Jones.

Condensed Consolidating Balance Sheets
(In millions)

	December 31, 2012					December 31, 2011
	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated
ASSETS
Current assets:
Cash and cash equivalents	$-	$82.6	$67.0	$-	$149.6	$-	$195.8	$43.0	$-	$238.8
Accounts receivable	-	191.0	190.0	-	381.0	-	182.9	156.7	-	339.6
Inventories, primarily finished goods	-	261.7	226.2	(1.2)	486.7	-	270.5	220.9	(0.3)	491.1
Prepaid and refundable income taxes	-	18.6	0.3	(13.4)	5.5	-	5.3	4.9	1.7	11.9
Deferred taxes	-	17.9	15.3	-	33.2	-	13.2	13.2	-	26.4
Prepaid expenses and other current assets	-	23.6	18.2	(1.1)	40.7	-	21.5	26.2	-	47.7
Total current assets	-	595.4	517.0	(15.7)	1,096.7	-	689.2	464.9	1.4	1,155.5
Property, plant and equipment	-	64.6	213.5	-	278.1	-	64.9	206.5	-	271.4
Due from affiliates	-	497.7	319.0	(816.7)	-	-	-	1,604.4	(1,604.4)	-
Goodwill	-	49.9	165.4	-	215.3	-	46.7	208.6	-	255.3
Other intangibles	-	6.0	863.7	-	869.7	-	6.9	890.5	-	897.4
Deferred taxes	-	93.0	-	(93.0)	-	-	80.6	-	(80.6)	-
Investments in subsidiaries	1,811.4	1,745.4	38.9	(3,556.8)	38.9	2,555.1	3,047.6	35.6	(5,602.7)	35.6
Other assets	-	67.7	29.1	-	96.8	-	79.3	20.8	-	100.1
Total assets	$1,811.4	$3,119.7	$2,146.6	$(4,482.2)	$2,595.5	$2,555.1	$4,015.2	$3,431.3	$(7,286.3)	$2,715.3
LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt and capital lease obligations	$-	$-	$2.2	$-	$2.2	$-	$-	$2.0	$-	$2.0
Current portion of acquisition consideration payable	-	30.3	-	-	30.3	-	192.7	1.4	-	194.1
Accounts payable	-	156.2	101.3	-	257.5	-	139.7	96.5	-	236.2
Income taxes payable	-	22.1	12.9	(33.6)	1.4	-	11.2	8.3	(18.1)	1.4
Accrued expenses and other current liabilities	8.5	70.6	82.8	(1.1)	160.8	7.8	71.2	67.3	-	146.3
Total current liabilities	8.5	279.2	199.2	(34.7)	452.2	7.8	414.8	175.5	(18.1)	580.0
Long-term debt	-	934.4	-	-	934.4	-	831.3	0.1	-	831.4
Obligations under capital leases	-	-	21.3	-	21.3	-	-	23.3	-	23.3
Income taxes payable	-	0.5	-	-	0.5	-	6.7	-	-	6.7
Deferred taxes	-	-	155.7	(99.0)	56.7	-	-	160.0	(86.6)	73.4
Acquisition consideration payable	-	6.0	-	-	6.0	-	17.7	-	-	17.7
Due to affiliates	816.7	-	-	(816.7)	-	1,477.7	126.7	-	(1,604.4)	-
Other noncurrent liabilities	5.0	88.1	25.0	-	118.1	4.7	63.0	25.7	-	93.4
Total liabilities	830.2	1,308.2	401.2	(950.4)	1,589.2	1,490.2	1,460.2	384.6	(1,709.1)	1,625.9
Redeemable noncontrolling interest	-	-	0.6	-	0.6	-	-	-	-	-
Equity:
Common stock and additional paid-in capital	521.6	1,294.3	948.0	(2,242.3)	521.6	522.6	1,294.3	2,352.4	(3,646.7)	522.6
Retained earnings	477.5	535.1	793.1	(1,304.6)	501.1	571.9	1,290.3	704.3	(1,970.3)	596.2
Accumulated other comprehensive (loss) income	(17.9)	(17.9)	2.8	15.1	(17.9)	(29.6)	(29.6)	(10.2)	39.8	(29.6)
Total Jones stockholders' equity	981.2	1,811.5	1,743.9	(3,531.8)	1,004.8	1,064.9	2,555.0	3,046.5	(5,577.2)	1,089.2
Noncontrolling interests	-	-	0.9	-	0.9	-	-	0.2	-	0.2
Total equity	981.2	1,811.5	1,744.8	(3,531.8)	1,005.7	1,064.9	2,555.0	3,046.7	(5,577.2)	1,089.4
Total liabilities and equity	$1,811.4	$3,119.7	$2,146.6	$(4,482.2)	$2,595.5	$2,555.1	$4,015.2	$3,431.3	$(7,286.3)	$2,715.3

Condensed Consolidating Statements of Operations
(In millions)

	Year Ended December 31, 2012					Year Ended December 31, 2011					Year Ended December 31, 2010
	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated
Net sales	$-	$2,258.4	$1,520.4	$(28.2)	$3,750.6	$-	$2,370.0	$1,387.0	$(23.0)	$3,734.0	$-	$2,512.5	$1,095.2	$(14.2)	$3,593.5
Licensing income	-	0.2	46.0	-	46.2	-	0.1	50.1	-	50.2	-	0.1	48.2	-	48.3
Other revenues	-	1.3	-	-	1.3	-	1.1	-	-	1.1	-	0.9	-	-	0.9
Total revenues	-	2,259.9	1,566.4	(28.2)	3,798.1	-	2,371.2	1,437.1	(23.0)	3,785.3	-	2,513.5	1,143.4	(14.2)	3,642.7
Cost of goods sold	-	1,517.7	928.1	(18.4)	2,427.4	-	1,568.3	882.7	(10.9)	2,440.1	-	1,643.9	746.3	(3.0)	2,387.2
Gross profit	-	742.2	638.3	(9.8)	1,370.7	-	802.9	554.4	(12.1)	1,345.2	-	869.6	397.1	(11.2)	1,255.5
Selling, general and administrative expenses	-	854.8	381.0	(8.9)	1,226.9	-	893.5	291.5	(11.8)	1,173.2	-	950.9	133.2	(11.1)	1,073.0
Trademark impairments	-	-	21.5	-	21.5	-	-	31.5	-	31.5	-	-	37.6	-	37.6
Goodwill impairment	-	-	47.6	-	47.6	-	-	-	-	-	-	-	-	-	-
Operating (loss) income	-	(112.6)	188.2	(0.9)	74.7	-	(90.6)	231.4	(0.3)	140.5	-	(81.3)	226.3	(0.1)	144.9
Net interest expense (income) and financing costs	-	143.1	2.0	-	145.1	-	76.7	(3.4)	-	73.3	-	64.4	(5.5)	-	58.9
Equity in income (loss) of unconsolidated affiliate	-	-	2.5	-	2.5	-	-	3.9	-	3.9	-	-	(0.9)	-	(0.9)
(Loss) income before (benefit) provision for income taxes	-	(255.7)	188.7	(0.9)	(67.9)	-	(167.3)	238.7	(0.3)	71.1	-	(145.7)	230.9	(0.1)	85.1
(Benefit) provision for income taxes	-	(77.5)	65.1	(0.5)	(12.9)	-	(36.1)	74.2	(18.5)	19.6	-	(42.9)	75.0	(1.4)	30.7
(Loss) income before earnings of subsidiaries	-	(178.2)	123.6	(0.4)	(55.0)	-	(131.2)	164.5	18.2	51.5	-	(102.8)	155.9	1.3	54.4
Equity in earnings of subsidiaries	(55.3)	122.9	-	(67.6)	-	32.5	163.7	-	(196.2)	-	56.3	155.9	-	(212.2)	-
Net (loss) income	(55.3)	(55.3)	123.6	(68.0)	(55.0)	32.5	32.5	164.5	(178.0)	51.5	56.3	53.1	155.9	(210.9)	54.4
Less: income attributable to noncontrolling interests	-	-	1.1	-	1.1	-	-	0.8	-	0.8	-	-	0.6	-	0.6
(Loss) income attributable to Jones	$(55.3)	$(55.3)	$122.5	$(68.0)	$(56.1)	$32.5	$32.5	$163.7	$(178.0)	$50.7	$56.3	$53.1	$155.3	$(210.9)	$53.8

Condensed Consolidating Statements of Comprehensive (Loss) Income
(In millions)

	Year Ended December 31, 2012					Year Ended December 31, 2011					Year Ended December 31, 2010
	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated
Net (loss) income	$(55.3)	$(55.3)	$123.6	$(68.0)	$(55.0)	$32.5	$32.5	$164.5	$(178.0)	$51.5	$56.3	$53.1	$155.9	$(210.9)	$54.4
Other comprehensive income (loss):
Pension and postretirement liability adjustments, net of tax	(0.1)	(0.1)	-	0.1	(0.1)	(7.1)	(7.1)	(1.2)	8.3	(7.1)	(1.7)	(1.7)	-	1.7	(1.7)
Change in fair value of cash flow hedges, net of tax	-	-	-	-	-	(0.2)	(0.2)	(0.2)	0.4	(0.2)	(0.3)	(0.3)	(0.3)	0.6	(0.3)
Reclassification adjustment for hedge gains and losses included in net (loss) income, net of tax	0.1	0.1	0.1	(0.2)	0.1	0.5	0.5	0.5	(1.0)	0.5	0.1	0.1	0.1	(0.2)	0.1
Foreign currency translation adjustments	11.7	11.7	11.4	(23.1)	11.7	(14.4)	(14.4)	(14.4)	28.8	(14.4)	1.1	1.1	1.1	(2.2)	1.1
Total other comprehensive income (loss)	11.7	11.7	11.5	(23.2)	11.7	(21.2)	(21.2)	(15.3)	36.5	(21.2)	(0.8)	(0.8)	0.9	(0.1)	(0.8)
Comprehensive (loss) income	$(43.6)	$(43.6)	$135.1	$(91.2)	$(43.3)	$11.3	$11.3	$149.2	$(141.5)	$30.3	$55.5	$52.3	$156.8	$(211.0)	$53.6

Condensed Consolidating Statements of Cash Flows
(In millions)

	Year Ended December 31, 2012					Year Ended December 31, 2011					Year Ended December 31, 2010
	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated	Jones	Co-Issuers	Others	Elim- inations	Cons- olidated
Net cash provided by operating activities	$15.5	$19.2	$109.2	$(31.2)	$112.7	$16.6	$192.7	$97.8	$(35.4)	$271.7	$17.2	$66.6	$90.6	$(33.1)	$141.3
Cash flows from investing activities:
Acquisition of KG Group Holdings, net of cash acquired	-	-	-	-	-	-	(143.1)	-	-	(143.1)	-	-	-	-	-
Acquisition of Stuart Weitzman Holdings, net of cash acquired	-	-	-	-	-	-	-	-	-	-	-	(159.3)	-	-	(159.3)
Acquisition of Moda Nicola International	-	-	-	-	-	-	(2.5)	-	-	(2.5)	-	(14.4)	-	-	(14.4)
Acquisition of Brian Atwood, net of cash acquired	-	(5.0)	0.6	-	(4.4)	-	-	-	-	-	-	-	-	-	-
Contingent consideration paid related to investment in GRI Group Limited	-	-	(3.5)	-	(3.5)	-	-	-	-	-	-	-	-	-	-
Capital expenditures	-	(19.8)	(56.7)		(76.5)	-	(37.3)	(60.7)	-	(98.0)	-	(18.6)	(22.4)	-	(41.0)
Proceeds from sale of trademark	-	-	5.0	-	5.0	-	-	-	-	-	-	-	-	-	-
Other items, net	-	-	(0.1)	-	(0.1)	-	-	0.1	-	0.1	-	-	0.4	-	0.4
Net cash used in investing activities	-	(24.8)	(54.7)	-	(79.5)	-	(182.9)	(60.6)	-	(243.5)	-	(192.3)	(22.0)	-	(214.3)
Cash flows from financing activities:
Issuance of 6.875% Senior Notes due 2019	-	103.5	-	-	103.5	-	300.0	-	-	300.0	-	-	-	-	-
Debt issuance costs	-	(2.6)	-	-	(2.6)	-	(6.6)	-	-	(6.6)	-	-	-	-	-
Costs related to secured revolving credit agreement	-	(0.3)	-	-	(0.3)	-	(3.3)	-	-	(3.3)	-	(7.3)	-	-	(7.3)
Repayment of acquired debt of KG Group Holdings	-	-	-	-	-	-	(174.1)	-	-	(174.1)	-	-	-	-	-
Repayment of long-term debt	-	-	(0.1)	-	(0.1)	-	-	(0.1)	-	(0.1)	-	-	(0.2)	-	(0.2)
Cash distributions to former owners of Stuart Weitzman Holdings	-	-	-	-	-	-	-	-	-	-	-	-	(19.0)	-	(19.0)
Distributions to noncontrolling interests	-	-	(1.0)	-	(1.0)	-	-	(0.7)	-	(0.7)	-	-	(0.6)	-	(0.6)
Payments of acquisition consideration payable	-	(151.0)	(12.9)	-	(163.9)	-	-	(10.1)	-	(10.1)	-	-	(4.3)	-	(4.3)
Repurchases of common stock	-	(44.0)	-	-	(44.0)	-	(78.0)	-	-	(78.0)	-	(10.7)	-	-	(10.7)
Proceeds from exercise of employee stock options	-	-	-	-	-	-	-	-	-	-	-	0.6	-	-	0.6
Dividends paid	(15.5)	(15.5)	(15.7)	31.2	(15.5)	(16.6)	(16.6)	(18.8)	35.4	(16.6)	(17.2)	(17.2)	(15.9)	33.1	(17.2)
Principal payments on capital leases	-	-	(1.9)	-	(1.9)	-	-	(1.7)	-	(1.7)	-	-	(2.6)	-	(2.6)
Excess tax benefits from share-based payment arrangements	-	2.3	-	-	2.3	-	1.6	-	-	1.6	-	1.2	-	-	1.2
Net cash (used in) provided by financing activities	(15.5)	(107.6)	(31.6)	31.2	(123.5)	(16.6)	23.0	(31.4)	35.4	10.4	(17.2)	(33.4)	(42.6)	33.1	(60.1)
Effect of exchange rates on cash	-	-	1.1	-	1.1	-	-	(0.6)	-	(0.6)	-	-	0.5	-	0.5
Net (decrease) increase in cash and cash equivalents	-	(113.2)	24.0		(89.2)	-	32.8	5.2	-	38.0	-	(159.1)	26.5	-	(132.6)
Cash and cash equivalents, beginning	-	195.8	43.0	-	238.8	-	163.0	37.8	-	200.8	-	322.1	11.3	-	333.4
Cash and cash equivalents, ending	$-	$82.6	$67.0	$-	$149.6	$-	$195.8	$43.0	$-	$238.8	-	$163.0	$37.8	$-	$200.8

A - 7